Exhibit 99.1



For immediate release

Alcon's Tender Offer Endorsed by WaveLight AG's Executive Committee and Supervisory Board

HUENENBERG, Switzerland – August 20, 2007 - Alcon, Inc. (NYSE:ACL) announced today that the company received a joint recommendation issued by WaveLight AG's Executive Committee and Supervisory Board which states strong support for Alcon's tender offer and recommends that WaveLight's shareholders tender their shares to Alcon.

In their recommendation, WaveLight's Executive Committee and Supervisory Board assess Alcon's increased offer price of EUR 15, which offers a 50 percent premium over the initially announced offer price, as "very attractive".

As previously announced, the tender offer acceptance period began on August 13 and will conclude on September 11, 2007. Alcon, which currently owns on a settled basis or has contractual commitments for more than 19 percent of WaveLight's shares, intends to acquire at least 75 percent of WaveLight's issued shares.

For more information on the takeover offer, please visit our transaction homepage http://www.alconrefractiveacq.de or call our toll-free hotline 0800-5398222 (Germany).

About Alcon (NYSE: ACL)
Alcon, Inc. is the world's leading eye care company, with sales of approximately $4.9 billion in 2006. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company.

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Legal Disclaimer:
This press release is neither an offer to buy nor a request to submit an offer to sell shares in WaveLight AG.

Caution Concerning Forward-Looking Statements. *This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.*

For information, contact:
Alcon
Doug MacHatton
Investor Relations
817-551-8974
doug.machatton@alconlabs.com

www.alcon.com